MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and six-month periods ended June 30, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the second quarter of 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of July 30, 2015 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three and six-month periods ended June 30, 2015 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Second quarter summary results

Selected consolidated financial information

•	Loss attributable to shareholders of the Company was $198.6 million ($0.28 loss per share), compared to net profit attributable to shareholders of the Company of $37.6 million ($0.05 per share) in the second quarter of 2014.

•	The Company recorded a non-cash impairment loss on its Certej project during the quarter of $214.1 million (net of deferred income tax recovery).

•	Gold revenues were $204.2 million (2014 – $247.6 million) on sales of 170,056 ounces of gold at an average realized gold price of $1,201 per ounce (2014 – 190,621 ounces at $1,299 per ounce).

•	Liquidity of $824.8 million, including $449.8 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

•	On July 30, 2015 the Company declared a dividend of Cdn$0.01 per share to shareholders of record.

Selected performance measures and corporate developments (1)

•	Gold production of 181,160 ounces, including production from Olympias tailings retreatment (2014 – 200,551 ounces).

•	Cash operating costs averaged $569 per ounce (2014 – $489 per ounce).

•	All in sustaining cash costs averaged $900 per ounce (2014 – $829 per ounce).

•	Gross profit from gold mining operations of $61.4 million (2014 – $102.1 million).

•	Adjusted net earnings of $17.0 million ($0.02 per share) compared to adjusted net earnings of $35.9 million ($0.05 per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $61.9 million (2014 – $92.2 million).

•	The Company announced the receipt of the Project Permit Approval for its Eastern Dragon project.

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. Gross profit from gold mining operations for 2014 has been restated to include by-product credits. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Outlook

Gold production for 2015 is forecast to be 690,000 ounces of gold with average cash costs for commercial production of $590 per ounce and all-in sustaining cash costs of $925 per ounce. Previous guidance was production of 640,000 - 700,000 ounces at average cash costs of $570 to $615 per ounce and all-in sustaining cash costs of $960 to $995 per ounce. Capital spending is forecast to be $110.0 million in sustaining capital and $300.0 million in new project development capital compared with previous guidance of $165.0 million and $345.0 million respectively. The forecast for new project development capital is lower than original guidance mainly due to presently projected lower capital spending at Skouries.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Review of Financial Results

Summarized financial results – millions, except	3 months ended June 30,		6 months ended June 30,
where noted	2015	2014	2015	2014
Revenues	$214.2	$265.5	$452.5	$545.4
Gold revenues	$204.2	$247.6	$428.2	$495.2
Gold sold (ounces)	170,056	190,621	351,876	381,249
Average realized gold price (per ounce)	$1,201	$1,299	$1,217	$1,299
Cash operating costs (per ounce sold)	$569	$489	$545	$504
Total cash cost (per ounce sold)	$618	$549	$597	$563
All-in sustaining cash cost (per ounce sold)	$900	$829	$811	$809
Gross profit from gold mining operations	$61.4	$102.1	$138.5	$198.9
Adjusted net earnings	$17.0	$35.9	$36.5	$73.2
Net profit (loss) attributable to shareholders of the Company	($198.6)	$37.6	($206.8)	$68.9
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.28)	$0.05	($0.29)	$0.10
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.28)	$0.05	($0.29)	$0.10
Dividends paid (Cdn$ per share)	$0.00	$0.00	$0.01	$0.01
Cash flow from operating activities before changes in non-cash working capital	$61.9	$92.2	$120.8	$186.9

Loss attributable to shareholders of the Company was $198.6 million (or $0.28 per share) for the quarter compared with profit of $37.6 million (or $0.05 per share) in the second quarter of 2014. During the quarter the Company recorded an impairment loss of $214.1 million (net of deferred income tax recovery) related to Certej. Adjusted net earnings for the quarter were $17.0 million (or $0.02 per share) compared with $35.9 million (or $0.05 per share) in the second quarter of 2014.

Gold sales volumes and realized prices fell year over year which impacted gold revenues and gross profit from gold mining operations. The decrease in sales volumes was due to lower sales at Tanjianshan as a result of June gold production being shipped after quarter end. Sales volumes during the quarter were also impacted by lower production at Kisladag, Jinfeng and White Mountain year over year. Cash operating costs per ounce increased year over year at all mines except Efemcukuru. General and administrative costs fell $5.9 million year over year mainly due to lower costs in the Company’s Vancouver and Ankara offices as a result of a weakening in the Canadian and Turkish currencies in relation to the US dollar. Interest and financing costs fell $3.1 million due to an increase in the capitalization of bond interest on the Company’s Greek development projects.

Certej impairment charge

During the second quarter of 2015 the Company completed a feasibility study of the Certej project, which reflected higher capital and operating costs than had been estimated in the purchase price allocation used to record the Company’s 2012 acquisition of European Goldfields Inc., which owns Certej. Based on the feasibility study’s technical assumptions, the Company assessed the recoverable amounts of property, plant and equipment for Certej, and concluded that the carrying value of Certej was impaired. As a result, an impairment loss of $254.9 million was recorded against property, plant and equipment. A deferred income tax recovery of $40.8 million was also recorded related to the impairment charge and reflected as a reduction in tax expense on the income statement.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Change in Greek income tax rate

On July 16, 2015 the government of Greece enacted legislation increasing the corporate income tax rate from 26% to 29%, effective for fiscal year 2015. As required by IAS 12, “Income Taxes”, when an income tax rate changes the deferred tax liability must be adjusted to reflect the change in the income tax rate. The Company anticipates that the change in the Greek income tax rate will increase the deferred tax liability and deferred tax expense by $65.0 million or approximately $0.09 per share in the third quarter of 2015.

Operations update

Summarized Operating Results	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Gross profit – gold mining operations (millions)	$61.4	$102.1	$138.5	$198.9
Ounces produced – including Olympias production from tailings retreatment	181,160	200,551	370,574	397,074
Cash operating costs ($ per ounce sold)	$569	$489	$545	$504
Total cash cost ($ per ounce sold)	$618	$549	$597	$563
Kisladag
Gross profit – gold mining operations (millions)	$28.1	$53.4	$71.7	$101.8
Ounces produced	67,778	76,980	147,034	144,055
Cash operating costs ($ per ounce sold)	$596	$443	$556	$449
Total cash cost ($ per ounce sold)	$611	$466	$572	$470
Efemcukuru
Gross profit – gold mining operations (millions)	$11.6	$11.8	$16.5	$26.8
Ounces produced	27,705	25,034	48,925	52,003
Cash operating costs ($ per ounce sold)	$477	$552	$527	$538
Total cash cost ($ per ounce sold)	$494	$576	$544	$561
Tanjianshan
Gross profit – gold mining operations (millions)	$6.1	$13.7	$18.8	$27.4
Ounces produced	25,074	25,790	51,700	54,169
Cash operating costs ($ per ounce sold)	$449	$391	$423	$407
Total cash cost ($ per ounce sold)	$626	$570	$594	$581
Jinfeng
Gross profit – gold mining operations (millions)	$13.7	$17.0	$24.5	$29.4
Ounces produced	38,234	45,568	74,920	86,863
Cash operating costs ($ per ounce sold)	$551	$540	$535	$581
Total cash cost ($ per ounce sold)	$632	$622	$621	$664
White Mountain
Gross profit – gold mining operations (millions)	$1.9	$6.2	$7.0	$13.5
Ounces produced	18,683	21,000	39,566	47,473
Cash operating costs ($ per ounce sold)	$757	$583	$674	$596
Total cash cost ($ per ounce sold)	$796	$623	$713	$636
Olympias
Ounces produced from tailings retreatment	3,686	6,179	8,429	12,511
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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Kisladag

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes placed on pad	4,873,089	3,127,844	9,099,202	6,984,726
Average treated head grade - grams per tonne (g/t)	0.66	1.11	0.68	0.90
Gold (ounces)
- Produced	67,778	76,980	147,034	144,055
- Sold	67,981	72,815	146,983	139,667
Cash operating costs (per ounce sold)	$596	$443	$556	$449
Total cash costs (per ounce sold)	$611	$466	$572	$470
Financial Data (millions)
Gold revenues	$81.2	$93.7	$177.4	$180.2
Depreciation and depletion	$11.4	$6.4	$21.6	$12.7
Gross profit – gold mining operations	$28.1	$53.4	$71.7	$101.8
Sustaining capital expenditures	$4.0	$14.0	$7.3	$22.1

As anticipated, gold production at Kisladag was lower, and cash operating costs were higher year over year. These changes year over year were due to planned increases in sulfide run of mine ore placed on the leach pad, which resulted in a lower average treated head grade and a lower expected recovery rate. Capital expenditures for the quarter included costs for capitalized waste stripping and diamond drilling related to metallurgical testing of the ore body.

Efemcukuru

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	113,851	110,706	219,270	217,207
Average treated head grade - grams per tonne (g/t)	8.53	7.99	7.95	8.27
Average Recovery Rate	91.0%	93.2%	91.0%	93.1%
Gold (ounces)
- Produced	27,705	25,034	48,925	52,003
- Sold	28,228	25,435	46,851	53,082
Cash operating costs (per ounce sold)	$477	$552	$527	$538
Total cash costs (per ounce sold)	$494	$576	$544	$561
Financial Data (millions)
Gold revenues	$33.5	$33.1	$56.2	$69.7
Depreciation and depletion	$8.1	$6.6	$14.3	$13.0
Gross profit – gold mining operations	$11.6	$11.8	$16.5	$26.8
Sustaining capital expenditures	$5.9	$5.7	$10.4	$10.9

Gold production was 11% higher year over year due to higher average treated head grade. Cash operating costs were 14% lower year over year due to higher head grade and lower operating costs as a result of the weakening in the Turkish lira. Capital spending during the quarter included underground development and mine mobile equipment.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Tanjianshan

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	274,194	278,227	531,491	541,836
Average treated head grade - grams per tonne (g/t)	3.29	3.30	3.42	3.37
Average Recovery Rate	82.0%	82.0%	81.5%	81.6%
Gold (ounces)
- Produced	25,074	25,790	51,700	54,169
- Sold	16,875	25,790	43,501	54,169
Cash operating costs (per ounce sold)	$449	$391	$423	$407
Total cash costs (per ounce sold)	$626	$570	$594	$581
Financial Data (millions)
Gold revenues	$20.6	$33.7	$53.9	$70.7
Depreciation and depletion	$3.9	$5.4	$9.2	$11.8
Gross profit – gold mining operations	$6.1	$13.7	$18.8	$27.4
Sustaining capital expenditures	$6.7	$2.2	$8.8	$3.1

Gold production at Tanjianshan was 3% lower year over year due to slightly lower tonnes milled and average treated head grade. Gold ounces sold were lower year over year due to weather related shipping delays which resulted in June production of 8,199 ounces being shipped after quarter end. Cash operating costs per ounce were 15% higher mainly as a result of an increase in waste stripping costs charged to ore production. Capital spending for this quarter included work on the decline at the Qinlongtan deposit and earthworks associated with the tailings dam.

Jinfeng

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	329,738	371,971	651,444	736,958
Average treated head grade - grams per tonne (g/t)	4.21	4.17	4.15	4.08
Average Recovery Rate	87.1%	86.4%	86.7%	87.0%
Gold (ounces)
- Produced	38,234	45,568	74,920	86,863
- Sold	38,289	45,581	74,975	86,858
Cash operating costs (per ounce sold)	$551	$540	$535	$581
Total cash costs (per ounce sold)	$632	$622	$621	$664
Financial Data (millions)
Gold revenues	$46.3	$59.6	$92.2	$113.0
Depreciation and depletion	$8.5	$14.2	$21.1	$26.0
Gross profit – gold mining operations	$13.7	$17.0	$24.5	$29.4
Sustaining capital expenditures	$4.2	$3.3	$6.4	$7.1

Gold production at Jinfeng was 16% lower year over year as a result of lower tonnes milled and gold in circuit inventory changes. The decrease in tonnes milled was due to the completion of open pit mining during the first quarter. Cash operating costs were 2% higher year over year as a result of lower gold production. Capital expenditures for the quarter included underground development, mining equipment and tailings dam work.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

White Mountain

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Milled	210,753	213,741	417,360	414,423
Average treated head grade - grams per tonne (g/t)	2.97	3.56	3.26	3.84
Average Recovery Rate	86.8%	88.5%	87.8%	87.6%
Gold (ounces)
- Produced	18,683	21,000	39,566	47,473
- Sold	18,683	21,000	39,566	47,473
Cash operating costs (per ounce sold)	$757	$583	$674	$596
Total cash costs (per ounce sold)	$796	$623	$713	$636
Financial Data (millions)
Gold revenues	$22.6	$27.5	$48.5	$61.7
Depreciation and depletion	$5.8	$8.1	$13.2	$18.1
Gross profit – gold mining operations	$1.9	$6.2	$7.0	$13.5
Sustaining capital expenditures	$1.9	$5.7	$4.2	$7.7

Gold production at White Mountain during the quarter was 11% lower than last year due to reduced head grade. Cash operating costs per ounce were 30% higher year over year due to lower head grade as well as higher mining contractor, electricity and reagent costs. Mining contractor costs were higher due to an increase in stope development activity. Capital expenditures for the quarter included capitalized underground development, exploration drilling and sustaining capital projects within the processing plant.

Vila Nova

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes Processed	0	190,721	20,017	394,202
Iron Ore Produced	0	162,721	16,038	337,799
Average Grade (% Fe)	0%	62.8%	63.7%	62.8%
Iron Ore Tonnes
- Sold	0	87,518	47,797	304,900
Average Realized Iron Ore Price(1)	$0	$56	$38	$74
Cash Costs (per tonne produced)	$0	$69	$31	$62
Financial Data (millions)
Revenues	($0.7)	$3.9	($0.4)	$22.5
Depreciation and depletion	$0.5	$0.9	$1.0	$3.1
Gross profit / loss from mining operations	($1.3)	($3.0)	($9.2)	$0.4
Sustaining capital expenditures	$0	$0	$0.1	$0.9
(1)	Excluding adjustments to finalize shipments from prior periods

Vila Nova continued on care and maintenance during the second quarter. Settlements during the second quarter of shipments from prior quarters resulted in negative adjustments to revenue.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Stratoni

Operating Data	3 months ended June 30,		6 months ended June 30,
	2015	2014	2015	2014
Tonnes ore mined (wet)	49,031	57,275	97,730	114,517
Tonnes ore processed (dry)	43,571	55,548	90,446	110,997
Pb grade (%)	6.41%	6.03%	6.66%	6.15%
Zn grade (%)	9.07%	11.39%	9.43%	11.33%
Ag grade (g/t)	168	150	178	157
Tonnes of concentrate produced	10,739	15,714	23,217	31,650
Tonnes of concentrate sold	11,188	12,989	26,896	29,706
Average realized concentrate price (per tonne)	$843	$981	$840	$845
Cash Costs (per tonne of concentrate sold)	$799	$735	$763	$671
Financial Data (millions)
Revenues	$9.4	$12.7	$22.6	$25.1
Depreciation and depletion	$2.3	$1.9	$5.0	$4.0
Earnings/(loss) profit from mining operations	($1.9)	$0.3	($3.3)	$0.2
Sustaining capital expenditures	$0.8	$0.5	$1.3	$0.5

Concentrate production in the second quarter at Stratoni was lower year over year due to lower ore tonnes processed and lower zinc head grades. Plant throughput was affected by lower mine production as a result of fewer production areas in the mine, and labour stoppages by the miner’s union in connection with protests in support of the Company’s Greek projects. Quarterly cash operating costs per tonne increased 9% year over year due to the impact of lower concentrate production on fixed costs as well as higher water treatment processing costs. Quarterly cash flow from operations before changes in working capital was $0.4 million.

Gold projects update

TURKEY

Kisladag Mine Optimization

Detailed engineering work was initiated during the quarter to address changes to the Phase III area of the existing crushing circuit which will optimize product crush size prior to placement on the leach pad. Detailed engineering was also begun for the additional 7.5 million tonnes per year crushing and screening circuit as defined in the Phase IV expansion program. Installation of a 154 KV substation to support pit electrification was also ongoing. A total of $5.1 million was spent on mine expansion work.

GREECE

Olympias

During the quarter, Olympias treated 146,894 tonnes of tailings and produced 3,686 gold ounces under the Phase I tailings retreatment plan. Partial reclamation of the first dam will begin in the third quarter. Mine development and rehabilitation continued underground in preparation for planned production in 2016. Work continued on the main decline, including cover grouting and post grouting behind the face for water control.

Engineering and development work for the Phase II reconfiguration program continued during the quarter. Metallurgical test work aimed at refining the process design continued during the quarter. A capital cost estimate for the modifications was completed along with the implementation schedule. The basic engineering package is targeted for completion in the third quarter. Capital costs of $14.9 million were incurred during the quarter for mine development. A total of $6.6 million was spent on tailings retreatment against proceeds of $4.4 million from the sale of gold recovered from the retreatment process.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Skouries

Construction at Skouries progressed during the quarter with the piling for the equipment foundations, and the concrete foundations for the flotation building, filter and out loading buildings completed. The installation of internal platform steel work was begun within the flotation building. Earthworks continued on multiple work fronts in the main process area. Initial deliveries of process equipment to the site were begun, and installation of the flotation tanks commenced. Construction of a stream diversion structure as well as topsoil removal for the installation of the main starter dam was begun. Initial stripping of overburden and topsoil from the open pit area was completed. Capital spending totaled $26.5 million during the quarter. A portion of the $200 million in development capital planned for 2015 has been delayed into 2016, as a result of permit issues.

Perama Hill

Expenditures on Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Environmental Impact Assessment. A total of $0.4 million was spent on Perama Hill.

ROMANIA

Certej

A positive feasibility study for the Certej project was completed and the results were released during the quarter. The study assumes open pit mining of the 2.4 million ounce reserve and gold recovery of the refractory ore using pressure oxidation. Average annual production of gold is projected to be 140,000 ounces with a 15 year mine life at an average all in sustaining cash cost of $745 per ounce.

A total of $3.5 million was spent on Certej including land acquisition, site work, metallurgical test work, and engineering for the feasibility study.

CHINA

Eastern Dragon

The Project Permit Approval (“PPA”) for Eastern Dragon was received from the National Development and Reform Commission during the quarter. With the granting of the PPA, the Company has recommenced work at site, initially focusing on completion and testing of the mill circuit along with work on the power plant and water supplies. The Company expects Eastern Dragon to reach initial production in the first half of 2016.

BRAZIL

Tocantinzinho

A positive feasibility study for Tocantinzinho was completed and the results were released during the quarter. The study assumes open pit mining at a rate of 4.0 million tonnes per year with average annual gold production of 165,000 ounces over a 11 year mine life at an average cash operating cost of $572 per ounce. A total of $0.4 million was spent on Tocantinzinho in the quarter.

Exploration update

During the quarter 8,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The 2015 drilling programs at most exploration sites are not scheduled to commence until later in the year. A total of $6.2 million was spent on exploration and evaluation programs.

Greece

In Greece, quarterly exploration activities were devoted mainly to brownfields programs in the Halkidiki area. In the Skouries/Tsikara/Fisoka porphyry belt, mapping and soil sampling programs defined drill targets within known mineral occurrence areas, and also identified several previously unrecognized epithermal mineral occurrences.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Romania

Exploration activities in Romania focused on brownfields opportunities within the Certej license block, as well as defining drilling targets within our nearby exploration concessions in the Apuseni Belt. Drilling commenced during the quarter at the Muncel project targeting gold-rich extensions to the historically defined volcanogenic massive sulphide Pb-Zn-Cu orebodies.

Turkey

Detailed geological mapping, soil sampling, and rock sampling programs continued within the Efemcukuru mining concession during the quarter. Reconnaissance level field activities elsewhere in Turkey focused on greenfields exploration for porphyry and epithermal systems in the central and eastern Pontide belt.

China

Underground exploration drilling continued on the north and far north zones at White Mountain during the quarter.

At Tanjianshan, underground exploration drilling from the Qinlongtan North decline commenced late in the quarter, with three holes targeting the open down-plunge extension of the high-grade mineralized zone. Surface drilling was also completed at the Xijingou deposit and Dushugou prospect.

A trenching program was completed during the quarter on the Anbao license adjacent to the Jinfeng mine, where previous soil surveys identified several prospective zones.

Brazil

A 2,000 metre drilling program was begun in the Tapajos District during the quarter testing the KRB gold anomaly located approximately 12 kilometres southwest of the Tocantinzinho deposit. Activities elsewhere in Brazil were focused on project generation, with field activities in the Central Brazil Gold Belt (Tocantins and Goias states) and in Northeast Brazil.

Quarterly results

millions (except per share amounts)

	2015	2015	2014	2014	2014	2014	2013	2013
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues	$214.2	$238.3	$259.0	$263.5	$265.5	$279.9	$231.7	$287.3
Profit (loss)(1)	($198.6)	($8.2)	$13.9	$19.8	$37.6	$31.3	($687.5)	$36.4
Earnings (loss) per share(1)
- basic	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05
- diluted	($0.28)	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05

(1) Attributable to shareholders of the Company

As discussed above, the second quarter of 2015 was affected by the write down of Certej. Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs
millions (except for gold ounces sold and cost per ounce sold)	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Production costs (from consolidated income statement)	$115.5	$122.5	$234.9	$257.3
Vila Nova and Stratoni production costs	9.2	16.5	22.5	39.9
Production costs – excluding Vila Nova and Stratoni	$106.3	$106.0	$212.4	$217.4
By-product credits and other adjustments	(1.2)	(1.3)	(2.1)	(2.7)
Total cash cost	$105.1	$104.7	$210.3	$214.7
Royalty expense and production taxes	(8.4)	(11.5)	(18.7)	(22.6)
Cash operating cost	$96.7	$93.2	$191.6	$192.1
Gold ounces sold	170,056	190,621	351,876	381,249
Total cash cost per ounce sold	$618	$549	$597	$563
Cash operating cost per ounce sold	$569	$489	$545	$504

All-in sustaining cash cost

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs	Q2 2015	Q2 2014	YTD 2015	YTD 2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$105.1	$104.7	$210.3	$214.7
Sustaining capital spending at operating gold mines	22.7	34.5	37.1	57.5
Exploration spending at operating gold mines	2.4	2.2	3.3	3.3
General and administrative expenses	22.7	16.6	34.7	32.6
All-in sustaining cash costs	$152.9	$158.0	$285.4	$308.1
Gold ounces sold	170,056	190,621	351,876	381,249
All-in sustaining cash cost per ounce sold	$900	$829	$811	$809
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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended June 30:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Net (loss) earnings attributable to shareholders	($198.6)	$37.6	($206.8)	$68.9
Impairment loss on property, plant and equipment, net of tax	214.1	0.0	214.1	0.0
Loss (gain) on disposal of assets	0.0	1.8	0.0	1.8
Losses (gains) on available-for-sale securities	0.0	0.5	0.0	1.3
Loss on investment in associates	0.0	0.0	0.0	0.1
Transaction costs	1.3	0.0	1.3	0.0
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	0.2	(4.0)	21.7	1.1
Inventory writedown	0.0	0.0	6.2	0.0
Total adjusted net earnings	$17.0	$35.9	$36.5	$73.2
Weighted average shares outstanding	716,587	716,249	716,585	716,239
Adjusted net earnings ($/share)	$0.02	$0.05	$0.05	$0.10

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

Operating activities

Operating activities before changes in non-cash working capital generated $61.9 million in cash, compared to $92.2 million in 2014. In addition, cash flow of $4.4 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($11.8 million – 2014).

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Investing activities

The Company invested $91.4 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $50.6 million while sustaining capital spending at our producing mines totalled $23.5 million ($22.7 million at our producing gold mines and $0.8 million at Stratoni). A total of $6.6 million was spent on tailings retreatment. Capitalized exploration totalled $3.1 million. We also spent $1.0 million on land acquisitions. A total of $6.4 million in bond interest was also charged to capital projects. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Capital resources

(millions)	June 30, 2015	December 31, 2014
Cash, cash equivalents and term deposits	$449.8	$501.3
Working capital	$533.4	$646.2
Debt	$596.5	$603.5

Management believes that the working capital at June 30, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	8.2	-	-	600.0	608.2
Capital leases	0.4	1.6	-	-	2.0
Operating leases	3.4	6.2	5.5	5.4	20.5
Purchase obligations	74.7	3.5	0.4	-	78.6
Totals	86.7	11.3	5.9	605.4	709.3

The above table does not include interest on debt.

As at June 30, 2015, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 30,800 dry metric tonnes of zinc concentrates, 15,800 dry metric tonnes of lead/silver concentrates, and 42,200 tonnes gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period April 2015 through March 2016, this amount is equal to $4.14 per ounce.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

As at December 31, 2014, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 21,000 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for Kişladağ and Efemçukuru. The Letter of Guarantee is renewed annually and expires on September 18, 2015. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

Significant changes in our debt from that disclosed in our December 31, 2014 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

During the quarter ended June 30, 2015, Jinfeng repaid RMB 50.0 million ($8.2 million) on this facility. The last payment on the amount of RMB 50.0 million ($8.2 million) was made on July 28, 2015.

Senior notes

The fair market value of the notes as at June 30, 2015 is $596.3 million.

Entrusted loan

As at June 30, 2015, RMB 658.8 million ($107.8 million) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

Equity

This quarter we received net proceeds of $0.1 million for issuing 22,610 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of June 30, 2015 - as of July 30, 2015	716,587,134 716,587,134
Share purchase options - as of July 30, 2015 (Weighted average exercise price per share: $10.11 Cdn)	26,277,049

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the second quarter of 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three and six month periods ended June 30, 2015

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 27, 2015. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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